EXHIBIT 99.2

FORM 51 102F3 MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Liminal BioSciences Inc. (the “Company” or “Liminal”)

440 Armand-Frappier Blvd., Suite 300

Laval, Québec, H7V 4B4

2.	Dates of Material Change:

May 28, 2021.

3.	News Release:

The Company issued a press release (the “Press Release”) today announcing the material change, which was disseminated through the facilities of a recognized newswire and filed on SEDAR.

4.	Summary of Material Change:

Liminal, a clinical-stage biopharmaceutical company, announced today that based on interim pharmacokinetic (“PK”) results from the ongoing fezagepras multiple ascending dose (MAD) study, the Company has decided to stop its plans to move fezagepras into a Phase II clinical study in Idiopathic Pulmonary Fibrosis and a phase Ia/IIb study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

5.	Full Description of Material Change:

Liminal, a clinical-stage biopharmaceutical company, announced today that based on interim PK results from the ongoing fezagepras multiple ascending dose (MAD) study, the Company has decided to stop its plans to move fezagepras into a Phase II clinical study in Idiopathic Pulmonary Fibrosis and a phase Ia/IIb study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

The Company is continuing to evaluate the interim PK results. Once the MAD study is complete, the Company expects that a full analysis of the complete PK data set from the phase 1 study will help determine the choice of any other potential indication(s) for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the MAD study to date.

Liminal is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. In December 2021, Liminal’s lead small molecule product candidate, fezagepras (PBI-4050), entered a Phase 1 multi-ascending dose clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Following initial review of the interim Phase 1 study data, the Company has decided to stop its plans to move fezagepras  into a Phase II clinical study in IPF and a phase Ia/IIb study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

Forward-looking Information Cautionary Statement

This material change report contains forward-looking information about Liminal’s objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the outcome and results of clinical trials or research and development activities, and the potential of our product candidates.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal’s business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this material change report even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

Marie Iskra

General Counsel

+1 (438) 807-1397

9.	Date of Report:

May 28, 2021.